May 14, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company of New York ("Jackson of NY") JNLNY Separate Account I ("Registrant") File Nos. 333-252332 and 811-08401

Dear Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement. This filing incorporates responses to the Staff's comments and includes other non-material changes.

A request that the Commission declare the Registration Statement effective on May 24, 2021 at 9:00 a.m. ET is being filed concurrently with this filing.

If you have any questions, please call me at (517) 331-4262.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Associate General Counsel,
Legal Product Development

cc:    DeCarlo McLaren